CONSENT OF AUTHOR

May 31, 2017
BY SEDAR
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Government of Newfoundland and Labrador
Office of the Superintendent of Securities, Prince Edward Island
Silver Standard Resources Inc.

Dear Sirs/Mesdames:
Re:    Filing of Technical Report by Silver Standard Resources Inc.
The undersigned is responsible for preparing or supervising the preparation of the technical report titled “43-101 Technical Report Pre-feasibility Study of the Chinchillas Silver-Lead-Zinc Project, Jujuy Province, Argentina” dated May 15, 2017 with an effective date of December 31, 2016 (the “Technical Report”).
Pursuant to Section 8.3 of National Instrument 43-101 – Standards of Disclosure for Mineral Projects, this letter constitutes the consent of the undersigned to the public filing of the Technical Report and to the inclusion of extracts from, or a summary of, the Technical Report in the Press Release of Silver Standard Resources Inc. dated May 31, 2017 (the “Disclosure”).
The undersigned also confirms that he has read the Disclosure and that the Disclosure fairly and accurately represents the information in the Technical Report for which he is responsible and that the Technical Report supports the Disclosure.
Yours truly,
Signed “Adrian Dance”
_____________________________________
Adrian Dance, Ph.D., P. Eng., F.AusIMM